 Exhibit 99.2
FIELD TRIP HEALTH & WELLNESS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Expressed in Canadian dollars, unless otherwise noted)

Management’s Discussion and Analysis
For the Six Months Ended September 30, 2022 and 2021
DATED: NOVEMBER 29, 2022
This Management’s Discussion and Analysis (“MD&A”) for the six months ended September 30, 2022 and 2021, provides detailed information on the operating activities, performance and financial position of Field Trip Health & Wellness Ltd. (“We”, the “Company”, “Field Trip H&W,” “Field Trip”) on a consolidated basis. This discussion should be read in conjunction with the Company’s annual audited combined carve-out financial statements and accompanying notes for the fiscal years ended March 31, 2022 and March 31, 2021 (“audited combined carve-out financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2023, is referred to as the “current fiscal year”, “fiscal 2023”, or using similar words. The Company’s current three months ended September 30, 2022, is referred to as the “current fiscal quarter”, “second quarter of fiscal 2023”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document contains or incorporates by reference “forward-looking statements” or “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, made by Field Trip that address activities, events or developments that Field Trip expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Field Trip’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of the Company, and developments related to, the Company after the date of this document, including but not limited to: statements relating to future business strategy, competitive strengths and goals of the Company; expansion and growth of Field Trip’s business, operations and plans, including potential new revenue streams;; changes in laws or regulatory requirements; the market for Field Trip’s services; uptake of training in psychedelic assisted psychotherapy by licensed professionals; interest in and uptake of the KAP Co-Op program (as defined herein) and other programs by therapists and patients; the ability of management to sustain and continue optimization of its clinical operations; the impact of the COVID-19 pandemic and its variants; the business objectives of Field Trip and its research and development activities; the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions; the funds available to Field Trip and the use of such funds; the healthcare industry in Canada and the United States; the ability of Field Trip to operate its Clinics (as defined herein); the construction and commencement of construction of additional Clinics; and the ability of Field Trip to generate patient member growth. The forward-looking statements contained herein are based on certain key management expectations and assumptions; including with respect to expectations and assumptions concerning: (i) receipt of required shareholder and regulatory approvals in a timely manner or at all; (ii) receipt and/or maintenance of required licenses and third-party consents in a timely manner or at all; and (iii) the success of the operations of the Company. Forward-looking statements are subject to a number of known and unknown risks; uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which is expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: achieving the business objectives including the proposed operations of Field Trip in Oregon and other jurisdictions that have passed or are considering measures to legalize psychedelics; expectations regarding entering into of material contracts; unanticipated changes in, and factors relating to, (a) the market and demand for the services and products from time to time offered by Field Trip and (b) interest in, and uptake of, the various services and programs from time to time offered by Field Trip, by therapists and patients, including training in psychedelic-assisted psychotherapy by licensed professionals; the inability of management to sustain and continue optimization of the Clinics (as defined herein); the impact of the COVID-19 pandemic and its variants; risks and uncertainties inherent in or associated with, and/or factors affecting, (a) the respective business objectives and activities of Field Trip (relating to, among other things, the construction and commencement of construction of additional clinics, as well as the development and viability of product offerings), (b) the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, (c) the healthcare industry in Canada, the United States, and such other jurisdictions in which Field Trip may from time to time conduct business, (d) patient acquisitions, (e) medical personnel operating out of the clinics, (f) the regulation of psilocybin containing truffles and mushrooms in the Netherlands, Jamaica and elsewhere, (g) violations of laws and regulations, (h) reliance on the capabilities and experience of key executives, scientists, and other third parties, and (i) changes to legislation; the inability of Field Trip to operate the Clinics Business as anticipated or desired; negative operating cash flow and continued operations as a going concern; the risks and costs associated with being a publicly traded company; limited operating history of Field Trip as a public company; conflicts of interest; misconduct or other improper activities by employees and other personnel; Field Trip’s inability to expand its respective business and operations through acquisitions or collaborations; product liability claims; risks related to third-party licenses; inability to enforce legal rights, and/or judgements, in foreign jurisdictions; availability of capital to operate Field Trip’s business; inaccuracies in the projections and estimates of Field Trip; the impact and effects of interest and foreign currency exchange rate fluctuations and/or global financial conditions on the operations of Field Trip; risks and uncertainties inherent in or associated with, (a) competition from other companies directly or indirectly engaged in the industry or industries within which Field Trip operate from time to time, (b) stock price fluctuations, (c) political and/or economic developments, (d) environmental and related matters, (e) insurance, and (f) cost estimates, financing, infrastructure, cost overruns, timeliness of government approvals, and taxation; unpredictability and volatility in the market price of the securities of Field Trip (including, an inability to achieve an active or liquid market therefor); the speculative nature of an investment in the securities of Field Trip; risks associated with, and the impact of, any additional issuances of the securities of Field Trip (including dilution to the respective securityholders); general economic, market and business conditions; inadequate internal controls over financial reporting; violations of laws and regulations; cyber-attacks; failure to obtain industry partner and other third party consents and approvals when required; delays in obtaining permits and/or licenses; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions or dispositions; an inability on the part of Field Trip to meet their respective obligations to its creditors from time to time; unanticipated actions taken by regulatory authorities with respect to clinical activities; inadequacy of insurance coverage; risks associated with the concentration of ownership of the Common Shares and the Investor Rights Agreements (as defined herein); such other factors discussed in “Risk Factors” herein. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purpose of assisting readers in understanding our expected financial and operating performance, plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent our views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent our views as of the date of such documents, unless otherwise indicated in such documents. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update such forward-looking information and statements at a future time, we have no current intention of doing so except to the extent required by applicable law.

OVERVIEW
The Company was incorporated pursuant to the Canada Business Corporations Act (the “CBCA”) on April 28, 2022. Prior to the Arrangement (as defined below), the Company did not have active business. The Company was created as part of a reorganization of Reunion Neuroscience Inc. (“Reunion”), formerly known as Field Trip Health Ltd. (“FTHL”), which resulted in the Company’s acquisition of the Clinics (as defined below) from Reunion. The reorganization was completed on August 11, 2022 pursuant to a plan of arrangement under Section 192 of the CBCA (the “Arrangement”) and the terms of the amended and restated arrangement agreement dated May 18, 2022 between Reunion and the Company (the “Arrangement Agreement”).
The Arrangement
Pursuant to the terms of the Arrangement, each FTHL share was exchanged for one common share of Reunion and 0.85983356 Field Trip H&W common shares. As part of the Arrangement: (i) all outstanding common share purchase warrants of Reunion were deemed to be simultaneously amended to entitle each holder of thereof to receive, upon due exercise, one (1) Reunion share and 0.85983356 of a common share; and (ii) each outstanding option to purchase common shares of Reunion was exchanged for one (1) replacement option to purchase a Reunion share and 0.85983356 of an option to purchase common shares. The exercise price of the options so exchanged were apportioned between the replacement options to purchase a Reunion share and the Company options to purchase common shares, after giving effect to a 5:1 consolidation of Reunion shares.
Concurrent Financing
Concurrent with the Arrangement, the Company completed a non-brokered private placement of Common Shares (the “Share Offering”) and a brokered private placement offering of subscription receipts (the “Subscription Receipt Offering”), collectively, the “Concurrent Financing”. All Field Trip H&W securities issued in the Concurrent Financing were issued at a price per security of $0.50 (the “Offering Price”).
Under the Share Offering, the Company issued a total of 35,559,220 Common Shares at the Offering Price, for aggregate gross proceeds of $17,779,610. The subscribers in the Share Offering consisted of Reunion, who subscribed for 19,615,000 Common Shares, representing approximately 21.8% of the Common Shares issued and outstanding immediately following completion of the Arrangement, and Oasis Investments II Master Fund  Ltd. (“Oasis”), who subscribed for 15,944,220 Common Shares, representing, together with its other holdings in the Company as a result of the Arrangement, approximately 19.9% of the Common Shares issued. Total issuance costs of $577,485 were incurred as a result of the above arrangements.
Under the Subscription Receipt Offering, the Company issued a total of 4,200,000 subscription receipts (the “Pre-Arrangement Subscription Receipts”) at the Offering Price, for aggregate gross proceeds of $2,100,000.
Immediately prior to closing the Arrangement, each Pre-Arrangement Subscription Receipt was automatically exchanged for one Common Share pursuant to the terms and conditions of the Pre-Arrangement Subscription Receipts and the subscription receipt agreement governing the Pre-Arrangement Subscription Receipts, including that all conditions precedent to the Arrangement were satisfied or waived.
Corporate Structure
Following the Arrangement, the Company owns and operates the: (i) the Clinics; (ii) a telemedicine and teletherapy service providing ketamine therapy (“Field Trip at Home”); (iii) a digital application entitled Field Trip that is designed to provide tools, information and resources for people interested in exploring psychedelic therapies as a treatment modality; (iv) a digital patient application “Portal” which supports the experience of the Clinics and Field Trip at Home; and (v) a research and cultivation laboratory that conducts natural products research in partnership with the University of West Indies (“UWI”).
The Company’s head and registered office and its principal place of business are located at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3.

The Company’s issued and outstanding Common Shares are listed and posted for trading on the TSXV under the trading symbol “FTHW”.
The following diagram describes the post-Arrangement subsidiaries of the Company, their place of incorporation, continuance, formation or organization. All subsidiaries are wholly-owned.
Business of the Company
Field Trip is building an ecosystem to support the delivery of and access to psychedelic therapies. Psychedelic therapies are gaining traction in response to research and academic studies that demonstrate their safety and efficacy in the treatment of mental health and mood disorders.
Our ecosystem offers a blend of both digital and in-clinic experiences, resources and information. By providing a blend of digital and in-clinic experiences, resources and information, we believe that we are providing a more holistic wellbeing and lifestyle approach to mental health.
Through our Field Trip health centres (“Clinics”), we offer in-person psychedelic-assisted therapy for people in need, primarily using ketamine. When approved or otherwise permitted to do so, we will provide psychedelic-assisted therapies using other psychedelic compounds. The Clinics are also used to provide didactic and experiential training to therapists and medical professionals who wish to learn about ketamine therapy and other psychedelic therapies, and may also be used to support clinical research in respect of psychedelic-assisted therapies, including for Reunion Neuroscience Inc.
Through our app, we have created a large, engaged community which provides access to psychedelic therapies and information both inside and outside clinical settings. As part of our strategy, we will leverage the app to deliver various services to our members including Field Trip At Home and psychotherapy therapy services, and utilize the data to enhance our services and offerings. To-date, the Field Trip App has been downloaded over 80,000 times from the Google and Apple app stores.
In addition to the app and the Clinics, Field Trip conducts natural research in partnership with UWI through Field Trip Natural Products Limited (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in, psilocybin mushrooms and other related fungi. Pursuant to a research agreement with UWI (the “Research Agreement”), We have leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
Clinics
Our Clinics have been intentionally designed and built to support in-person psychedelic-assisted psychotherapy utilizing Field Trip’s custom protocols and the supervision of trained professionals, with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.

In addition to the treatment focus, the Clinics also serve as facilities: (i) to provide training to clinicians who wish to develop hands-on knowledge and experience of psychedelic therapies; and (ii) to conduct clinical research studies for Reunion and other third parties.
We believe that there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, we believe that our Clinics hold significant strategic value in that they enable us to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols.
In accordance with applicable laws, ketamine is the only compound generally used at the Clinics in North America, and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. The ketamine therapy is conducted at lower doses of ketamine than what is used in anesthesia. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with Field Trip’s comprehensive psychotherapy programs to affect behavioral change.
While the use of ketamine for mental health treatment is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the United States. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, we intend to explore the use of other methods of psychedelic assisted psychotherapy.
Field Trip may also enter into one or more relationships with third parties with a view to making general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services. Field Trip has one such relationship with Cerebral, an online mental health platform.
There are presently 12 Clinics that have been built out: (i) Toronto, Ontario, (ii) Fredericton, New Brunswick, (iii) Vancouver, British Columbia (iv) New York, New York, (v) Santa Monica, California, (vi) San Diego, California; (vii) Chicago, Illinois, (viii) Seattle, Washington, (ix) Washington, District of Columbia, (x) Atlanta, Georgia, (xi) Houston, Texas and (xii) Amsterdam, The Netherlands. The Clinics located in the United States are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”).
With the increased focus on reaching clients through the existing Clinics and our digital platforms , as well as ongoing streamlining of our in-person offerings, we have deferred the opening of new clinics to a future date. We are currently exploring options to sublease space at our six locations that are not currently in operation: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas and Miami, Florida. Depending on business growth and market conditions, we may elect to ultimately open such locations for purposes of providing ketamine therapy and other services.
Subsequent to the quarter, in anticipation of launch of our hybrid ketamine therapy program Freedom by Field Trip™, we announced our intent to restructure the staffing and operations at our Atlanta, Houston and Amsterdam locations, which may delay the acceptance of new clients at such locations. The Freedom by Field Trip™ program offers a combination of in-clinic and virtual ketamine-assisted therapy sessions to treat mental health disorders.
Mobile Application
Our Field Trip mobile app (formerly the Trip app), which is available on iOS and Android, is a digital application that is designed to provide tools, information and resources for people interested in exploring psychedelic therapies as a treatment modality. Its functionality includes meditations, music to support psychedelic experiences, integration and reflection tools and a community chat feature. As part of our strategy, we will leverage the app to also deliver other services to its members including at-home ketamine therapy offerings and psychotherapy therapy services, and utilize the data to enhance its services and offerings. To-date, the Field Trip App has been downloaded over 80,000 times from the Google and Apple stores.

Other Business — Training
We also offer training in psychedelic therapies for practitioners through our Field Trip training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete the Field Trip training programs will automatically become eligible to join our “KAP Co-Op” program (“KAP Co-op”), helping establish the next generation of psychedelic therapists.
Other Business — Botanical Research
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. Our activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and Field Trip does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with any selling, production or distribution of any substances in jurisdictions in which doing so would be illegal. Our Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note that, unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore, research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
More detailed information regarding our business operations, assets and properties, can be found in the documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference” and “Recent Developments”.
REGULATORY ENVIRONMENT
The Company operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which we operate.
Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. The Company complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).
To our knowledge, the Clinics in the U.S. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and the Company has put in place policies designed to adhere to DEA requirements.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to Field Trip stating the Minister’s support for our operations in Jamaica.
The Company does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. We do not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. The program is expected to launch sometime in 2023.
On November 8, 2022, voters in the State of Colorado approved Proposition 122: The Decriminalization, Regulated Distribution, and Therapy Program for Certain Hallucinogenic Plants and Fungi Initiative. Under Proposition 122, certain psychedelic plants and fungi as natural medicine, including dimethyltryptamine (DMT); ibogaine; mescaline (excluding peyote); psilocybin; and psilocyn were designated as “natural medicines” and the personal use, possession, growth, and transport of natural medicines was decriminalized. In addition, Proposition 122 will create the Regulated Natural Medicine Access Program under the Colorado Department of Regulatory Agencies (DORA). Under the program, individuals 21 years old and older could receive natural medicine services provided by a licensed healing center under the supervision of a facilitator.

In addition, the following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
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Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older (May 2019).

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Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019).

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Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

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District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department (November 2020).

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State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022 (June 2021).

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State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin (January 2021).

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Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

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Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

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Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

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State of Utah approved House Bill 167 to create the Mental Illness Psychotherapy Drug Task Force, which positions state lawmakers to be able to reconsider the role of certain scheduled compounds in mental health treatment (March 2022).

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the U.S. under the CDSA. Similar to state legalization efforts in Oregon, we cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii drawing on elements of the Oregon ballot measure. In Florida, the Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
We expect that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. We cannot comment on the regulatory framework in any such jurisdiction as it has not been created. We will assess our options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time. See “Risks and Uncertainties”.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.
While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labeling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021) and the City of Toronto (January 2022). British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP. On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.

In the U.S., the FDA has granted MDMA a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. FDA approval could occur within the next 2 years. Our Clinics anticipate offering MDMA PAT after approval.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Clinic Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table set out in the Company’s AIF for Health Minister details concerning these regulations.
We employ medical professionals and administer psilocybin-containing truffles in our Amsterdam Centre, which is operating as an “alternative care provider” under Dutch laws.
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is Company policy never to dictate or influence the professional judgment of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician, where required. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, we offer several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) our facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, the Company plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date hereof, to the best of our knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under our business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.

Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute nor is there clear judicial consideration of CPOM within this jurisdiction. However, the Company proposes to organize the Clinics in those jurisdictions as physician-owned PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In The Netherlands, our wellness centre is built to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product, is consistent with Dutch law. Although we are currently restructuring staffing and operations in The Netherlands, our Netherlands clinic has been registered as an alternative care provider with WKKGZ. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, we would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, we will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
Our business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. The Company has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
Field Trip Digital Operations
FT Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, Company has all licenses required to offer the Trip App.
FT Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at our health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, Company has all licenses required for Portal.
Field Trip Training Operations
Field Trip Training offers courses to medical practitioners interested in learning about KAP. As the Field Trip Training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.

Field Trip Site Management Organization Services (“SMO”)
Various regulated parties may be involved in clinical research, including a sponsor, qualified investigator, CRO, and SMO. The responsibilities of these parties vary by individual research protocol as well as the location where the research activity takes place. However, the scope of a SMO’s responsibility is generally limited to managing the site and may include submission to the Institutional Review Board or Independent Ethics Committee (IRB/IEC) for approval; patient recruitment, gathering informed consent, ensuring protocol compliance; and supporting the sponsor’s monitoring activities.
There is no specific license for an SMO. Applicable Canadian regulations require provincial medical license for the Medical Director, professional licenses for staff interacting with trial subjects, and where handling controlled substances that do not have an approved use, an exemption from the CDSA under Section 56 or Health Canada’s Special Access Programme. Similarly, US laws require a lead investigator and parties conducting research to be appropriately licensed, including DEA licensing where applicable. All SMO activities would be approved by relevant health authorities, such as the FDA or Health Canada, as applicable.
Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and the Company is relying on a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Company’s Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.
COMPLIANCE PROGRAM
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties with which it is engaged report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, the Company has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of Clinics as PCs and the protocols for operations of the PCs. Similarly, the Company has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations. As a group the PCs have formed a patient advisory board with a view to obtaining patient feedback and input.
The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. We have also put in place an anti-money laundering policy (the “AML Policy”) designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or had not yet been passed into law), confirming the permissibility of the Company’s operations in such jurisdictions.
The Company’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
On November 15, 2022, we launched a new program called Freedom by Field Trip™, a first-of-its-kind one-year hybrid ketamine therapy program that blends the power of psychedelic-assisted therapies with holistic wellness support such as meditations, nutrition classes, integration therapy, breathwork, somatic movement therapy, community talks, and membership events. The program, which offers people the ability to participate in ketamine therapy at-home or in one of Field Trip’s locations, is designed to increase accessibility to psychedelic-assisted therapy for those suffering from mild to moderate depression, anxiety, and trauma and support it with a holistic approach to mental health and well-being.
In preparation for the new programs, the Company announced its intent to restructure the staffing and operations at the Atlanta, Houston and Amsterdam locations, which may delay the acceptance of new clients at such locations.
NON-REVENUE GENERATING PROJECTS
We currently have two significant projects, which have not yet generated any revenue or significant revenues:
a.
the development of its digital tools, being the “Field Trip” app and “Portal”; and

b.
psilocybin-producing fungi research and cultivation at its Jamaica Facility

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.
Digital Tools: Field Trip and Portal
On October 13, 2022, as part of our new community-focused, digital-centric growth strategy, we launched a new version of our award-winning app for psychedelic guidance which is available for download on the App Store and Google Play. Formerly known as ‘Trip’ and now known simply as ‘Field Trip,’ the app, which has been downloaded over 80,000 times, includes a number of new features, such as offline access to music and meditations, higher bit-rate streaming, access to Field Trip’s therapeutic programs, and a new user flow.
Psilocybin Research
In October 2020, the Company formally opened the Jamaica Facility. Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are being cultivated. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). The Company wishes to emphasize that the psilocybin-containing fungi in all botanical forms, whether dried or fresh, are strictly for R&D purposes and are destroyed when no longer useful.
We are cultivating in small batches more than a dozen strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have a Director of Research, 2 full-time laboratory staff on-site performing cultivation and controls, and 2 part-time laboratory assistants. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company. We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate or plan to operate have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 and its variants remain high in many regions throughout the world including Canada, the U.S. and The Netherlands where we have existing clinic locations. Because our Clinics have been deemed “essential service,” we have been able to continue operating our Clinics, however, the health, safety and well-being of our employees and patients have been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.
We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.
MILESTONES AND AVAILABLE FUNDS
The table below sets out the principal purposes for the available funds as outlined in the listing application dated August 11, 2022, amounts spent since the closing of the Arrangement and Concurrent Financing and anticipated costs for the next 12 months from October 1, 2022 to September 30, 2023 and excludes forward-looking revenues. The Company notes that any variances noted below are not expected to have a material impact on the Company’s ability to achieve its business objectives and milestones.

Principal Purpose	August 2022 Listing Application Use of Funds	Approximate amounts spent by the Company as of September 30, 2022	Additional amounts allocated October 1, 2022 to September 30, 2023	Remaining amount
General and Administration	$11,100,000	$1,973,000	$11,812,000	$—
Occupancy costs	$3,800,000	$264,000	$4,930,000	$—
Sales and Marketing	$2,000,000	$214,000	$1,925,000	$—
Patient Services	$8,800,000	$1,549,000	$12,400,000	$—
Total Spend	$25,700,000	$4,000,000	$31,067,000	$—
Unallocated Funds	$1,000,000	$1,000,000	$—	$—
Total:	$26,700,000(1)	$5,000,000	$31,067,000	$—

(1)
$26,700,000 as per the August 2022 listing application includes net proceeds from the Concurrent Financing of $17,240,010, additional estimated contributions from Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) of $2,099,861 to the closing date of the transaction, an estimate of revenues for the trailing 12 months of $4,860,129 and an interest-free, revolving promissory note in favour of the five founders of up to $2,500,000.

With respect to Information and Technology, the use of funds are intended to support our technology platforms which include the Trip App, Portal and website. For the period ended September 30, 2022, we have spent $13,739 and have allocated an additional $138,000 over the period October 1, 2022 to November 30, 2023.
With respect to the Jamaica Facility, for the period ended September 30, 2022 we have spent $22,598 of which $19,672 is included in General and Administration and $2,926 is included in Occupancy costs. We have allocated an additional $181,651 over the period October 1, 2022 to November 30, 2023.
The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. See “Risks and Uncertainties”.
The expected use of funds represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so. As a result, management retains broad discretion in the application of the available funds, and shareholders will be relying on management’s judgment regarding such application.
See “Results of Operations” section for a discussion of occupancy costs, marketing expenditures and general and administrative expenses.
The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Forward-Looking Statements” section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risks and Uncertainties” or unforeseen events.

SELECTED CONSOLIDATED FINANCIAL DATA
	3 Months Ended September 30, 2022	3 Months Ended September 30, 2021	6 Months Ended September 30, 2022	6 Months Ended September 30, 2021
	$	$	$	$
Revenue
Patient services	1,840,704	907,816	3,665,108	1,775,216
	1,840,704	907,816	3,665,108	1,775,216
Operating Expenses
General and administration	5,292,421	6,852,211	11,628,897	12,456,133
Occupancy costs	391,122	536,495	621,550	913,110
Sales and marketing	534,388	1,315,434	1,204,286	2,379,561
Research and development	136,055	178,608	180,360	245,546
Depreciation and amortization	878,792	848,712	2,083,462	1,464,195
Patient services	2,999,432	2,066,513	5,513,381	3,912,138
Impairment of right-of-use assets and property, plant and equipment	4,889,877	—	5,887,401	—
	15,122,087	11,797,973	27,119,337	21,370,683
Other Income (Expenses)
Interest income	8,847	6,446	17,468	14,071
Interest expense	(407,059)	(256,522)	(813,462)	(403,109)
Other income (expense)	(728,432)	404,128	1,605,518	115,166
Net Loss	(14,408,027)	(10,736,105)	(22,644,705)	(19,869,339)
Net Loss per Share – Basic and Diluted	(0.20)	(0.22)	(0.37)	(0.40)
	As at September 30, 2022	As at March 31, 2022
	$	$
Cash and cash equivalents	13,223,602	1,998,665
Restricted cash	717,150	776,551
Accounts receivables	1,084,669	1,053,077
Total Assets	43,293,870	37,348,201
Total Non-Current Financial Liabilities	27,590,597	26,745,396
RESULTS OF OPERATIONS
For the Second Quarter of Fiscal 2023
For our second fiscal quarter ended September 30, 2022, we earned patient services revenues of $1,840,704 from our 12 Clinics, an increase of $932,888 or 103% over our comparative quarter ended September 30, 2021 of $907,816. Our prior year comparative quarter patient services revenues of $907,816 were generated from 7 clinics: Toronto, New York, Santa Monica, Chicago, Atlanta, Houston and Amsterdam.
Net loss for our second fiscal quarter ended September 30, 2022 of $14,408,027 was primarily due to general and administration expenses of $5,292,421, impairment of right-of-use assets and property, plant and equipment of $4,889,877, patient services expenses of $2,999,432, depreciation and amortization of $878,792, a foreign exchange loss of $740,867, sales and marketing expenses of $534,388 and occupancy costs of $391,122. Total operating expenses for our second fiscal quarter included $382,562 in non-recurring transaction fees relating to the Arrangement and Concurrent Financing and $1,448,301 in share-based payments due to the cancellation of unvested options upon closing of the Arrangement. Net loss for our prior year comparative quarter of $10,736,105 was primarily due to general and administration expenses of $6,852,211, patient services expenses of $2,066,513, sales and marketing expenses of $1,315,434, depreciation and amortization of $848,712 and occupancy costs of $536,495, partly offset by a foreign exchange gain of $404,128.
Net loss for the six months ended September 30, 2022 of $22,644,705 was primarily due to general and administration expenses of $ 11,628,897, impairment of right-of-use assets and property, plant and equipment of $5,887,401, patient services expenses of $5,513,381, depreciation and amortization of $ 2,083,462, sales and marketing expenses of $ 1,204,286 and occupancy costs of $621,550 which was partly offset by a foreign exchange gain of $1,593,083. Total operating expenses for the six months ended September 30, 2022 included $2,772,293 in non-recurring transaction fees relating to the Arrangement and Concurrent Financing and $1,448,301 in share-based payment due to the cancellation of unvested options upon closing of the Arrangement. Net loss for our prior year comparative six months of $19,869,339 was primarily due to general and administration expenses of $12,456,133, patient services expenses of $3,912,138, sales and marketing expenses of $2,379,561, depreciation and amortization of $1,464,195 and occupancy costs of $913,110, partly offset by a foreign exchange gain of $103,063.
General and Administration
Components of general and administrative expenses for the three months ended September 30, 2022 and 2021 were as follows:
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Personnel costs	1,836,063	2,953,552	4,043,738	5,200,583
External services	1,191,740	1,313,252	4,549,081	2,706,525
Share-based payments	1,791,304	1,407,194	2,007,206	2,460,839
Travel and entertainment	164,378	430,814	328,041	806,358
IT and technology	231,776	514,392	656,709	967,958
Office and general	77,160	233,007	44,122	313,870
Total general and administration	5,292,421	6,852,211	11,628,897	12,456,133
Personnel costs include compensation paid to corporate headquarters, operations and medical office administration (“MOA”) staff located at our various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expenses.
For our second fiscal quarter ended September 30, 2022, general and administrative expenses totaled $5,292,421, a decrease of $1,559,790 compared to general and administrative expenses of $6,852,211 for the comparative quarter ended September 30, 2021. This decrease was primarily due to personnel costs of $1,117,489, external services of $121,512, travel and entertainment costs of $266,436, IT and technology costs of $282,616 and office and general expenses of $155,847, partly offset by higher share-based payments of $384,110 due to the cancellation of unvested options upon closing of the Arrangement. The decrease in general and administration costs reflect our ongoing efforts to streamline operations to gain efficiencies.
For the six months ended September 30, 2022, general and administrative expenses totaled $11,628,897, a decrease of $827,236 compared to general and administrative expenses of $12,456,133 for the comparative six months ended September 30, 2021. This decrease was primarily due to personnel costs of $1,156,845, travel and entertainment costs of $478,317, share-based payments of $453,633, IT and technology costs of $311,249 and office and general expenses of $269,748, partly offset by higher external services of $1,842,556. The decrease in general and administration costs reflect our ongoing efforts to streamline operations to gain efficiencies.

Occupancy costs
Components of occupancy costs for the three months ended September 30, 2022 and 2021 were as follows:
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Operating rent expense	303,771	14,823	432,497	113,173
Taxes, maintenance, insurance	4,413	62,834	15,534	67,588
Minor furniture and fixtures	13,958	405,120	33,185	645,980
Utilities and services	68,980	53,718	140,334	86,369
	391,122	536,495	621,550	913,110
Occupancy costs relate to our Toronto headquarters, 12 existing Clinics as of the date of this MD&A, 6 Clinics on hold and the Jamaica Facility.
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations.
For our second fiscal quarter ended September 30, 2022, occupancy costs totaled $391,122, a decrease of $145,373 compared to occupancy costs of $536,495 for the comparative quarter ended September 30, 2021. This decrease was primarily due to Minor furniture and fixtures of $391,162, partly offset by an increase in operating rent expense of $288, 948 associated with five additional clinics.
For our six months ended September 30, 2022, occupancy costs totaled $621,550, a decrease of $291,560 compared to occupancy costs of $913,110 for the comparative six months ended September 30, 2021. This decrease was primarily due to Minor furniture and fixtures of $612,795, partly offset by an increase in operating rent expense of $319,324 associated with five additional clinics.
Sales and Marketing
Components of sales and marketing for the three months ended September 30, 2022 and 2021 were as follows:
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Brand and public relations	116,004	396,091	347,721	763,655
Conference fees	6,056	37,548	19,876	52,152
Personnel costs	71,197	166,989	166,009	308,593
Share-based payments	42,089	52,979	44,456	105,705
External marketing services	156,693	648,701	402,501	1,098,795
Other marketing	142,349	13,126	223,723	50,661
	534,388	1,315,434	1,204,286	2,379,561
For our second fiscal quarter ended September 30, 2022, sales and marketing expenses totaled $534,388, a decrease of $781,046 compared to sales and marketing expenses of $1,315,434 for the comparative quarter ended September 30, 2021. This decrease was primarily due to lower external marketing services of $492,008 and brand and public relations costs of $280,087, arising from channel optimization and increased focus on organic acquisition channels over paid channels.
For the six months ended September 30, 2022, sales and marketing expenses totaled $1,204,286, a decrease of $1,175,275 compared to sales and marketing expenses of $2,379,561 for the comparative six months ended

September 30, 2021. This decrease was primarily due to lower external marketing services of $696,294 and brand and public relations costs of $415,934, arising from channel optimization and increased focus on organic acquisition channels over paid channels.
Research and Development
Components of research and development for the three months ended September 30, 2022 and 2021 were as follows:
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
External services	8,936	—	8,936	—
Personnel costs	58,197	100,591	95,976	100,591
Share-based payments	59,885	39,718	61,408	116,950
Supplies and services	9,037	38,299	14,040	28,005
	136,055	178,608	180,360	245,546
Research and development costs comprise personnel costs, share-based payments and supplies and services related to our Jamaica Facility. For our second fiscal quarter ended September 30, 2022, research and development expenses totaled $136,055, a decrease of $42,553 compared to research and development expenses of $178,608 for the comparative quarter ended September 30, 2021. This decrease was mainly due to lower personnel costs of $42,394 and supplies and services of $29,262, partly offset by higher share based payment of $20,167 and external service cost of $8,936.
For the six months ended September 30, 2022, research and development expenses totaled $180,360, a decrease of $65,186 compared to research and development expenses of $245,546 for the comparative six months ended September 30, 2021. This decrease was mainly due to higher share based payment expenses of $55,542, supplies and services of $13,965 and personnel costs of $4,615, partly offset by higher external service costs of $8,936.
Depreciation and Amortization
Components of depreciation and amortization for the three months ended September 31, 2022 and 2021 were as follows:
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Property, plant and equipment	343,215	181,390	610,146	334,373
Right-of-use asset	509,158	625,976	1,400,220	1,054,141
Intangible assets	26,419	41,346	73,096	75,681
	878,792	848,712	2,083,462	1,464,195
For our second fiscal quarter ended September 30, 2022, depreciation and amortization totaled $878,792, an increase of $30,080 compared to depreciation and amortization of $848,712 for the comparative quarter ended September 30, 2021. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases.
For the six months ended September 30, 2022, depreciation and amortization totaled $2,083,462, an increase of $619,267 compared to depreciation and amortization of $1,464,195 for the comparative six months ended September 30, 2021. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases. As at September 30, 2022, we had 18 clinic leases signed in addition to leases for the Toronto headquarters and the Jamaica Facility.
Patient Services Expense
Components of patient services expenses for the three months ended September 30, 2022 and 2021 were as follows:
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Personnel costs	2,611,130	1,782,203	5,004,553	3,463,792
Share-based payments	227,438	172,632	257,639	264,986
Supplies and services	65,507	91,652	124,506	144,217
Payment provider fees	95,357	20,026	126,683	39,143
	2,999,432	2,066,513	5,513,381	3,912,138
Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue.
For our second fiscal quarter ended September 30, 2022, patient services expense totaled $2,999,432, an increase of $932,919 compared to patient services expenses of $2,066,513 for the comparative quarter ended September 30, 2021. This increase was primarily due to an increase in personnel costs of $828,927 related to the 12 operating clinics during the quarter compared to 7 in the previous quarter.
For six months ended September 30, 2022, patient services expense totaled $5,513,381, an increase of $1,601,243 compared to patient services expenses of $3,912,138 for the comparative six months ended September 30, 2021. This increase was primarily due to an increase in personnel costs of $1,540,761 related to the 12 operating clinics during the six months compared to 7 in the six months.
Other income (expense)
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Foreign exchange gain (loss)	(740,867)	404,128	1,593,083	103,063
Rental income	12,435	—	12,435	—
Government assistance	—	—	—	12,103
	(728,432)	404,128	1,605,518	115,166
LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
Prior to the Arrangement we financed our operations primarily from the investment from Reunion and, to a lesser degree, from patient revenues from our Clinics and interest income on funds available for investment. Our primary capital needs are funds to advance our digital teletherapy tool development, Jamaica research and development and for working capital purposes. These activities include staffing, lease and administrative costs.
We have experienced operating losses and cash outflows from operations since incorporation, and will require ongoing financing to continue our clinic operations, digital tele-therapy development and Jamaica research and development activities. We have not earned significant revenues from the Clinics, nor have we earned any revenue or reached successful commercialization of our digital teletherapy tools or any products from our Jamaica research. Our success is dependent upon our ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current Clinics and clinics on hold.
On July 25, 2022, Field Trip H&W secured a $2,500,000 revolving promissory note (the “Founder Promissory Note”) from the five founders of Field Trip Health Ltd. or companies owned or controlled by them to fund working capital requirements. The Founder Promissory Note may be drawn down subject to certain conditions being met and only after 6 months have elapsed from the listing of Field Trip H&W’s shares on the TSXV. The Founder Promissory Note bears no interest and will be available to Field Trip H&W until the earlier of (i) Field Trip H&W entering into a third-party credit facility, or (ii) one year from the listing of FTHW Shares on the TSXV.
There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. See “Risks and Uncertainties”.
The table below sets out our cash, restricted cash and working capital as at September 30, 2022 and March 31, 2022 and includes our Clinic Operations:
	As at September 30, 2022	As at March 31, 2021
	$	$
Cash and cash equivalents	13,223,602	1,998,665
Restricted cash	717,150	776,551
Working capital	9,878,135	(2,192,104)
Working capital calculation:
Current assets	15,950,231	4,442,316
Current liabilities	6,072,096	6,634,420
Working capital	9,878,135	(2,192,104)
The Company had $717,150 (March 31, 2022 — $776,551) of restricted cash held at the PCs which, under the terms of the Management Services Agreement, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Working capital represents the excess of current assets over current liabilities. The increase in our cash was due to cash provided by financing activities of $24,867,895, partly offset by cash used in operating activities of $12,067,635 and cash used in investing activities of $246,106.
The following table shows our cash flows from operating, investing and financing activities for the three months ended September 30, 2022 and 2021:
	Three months Ended September 30, 2022	Three months Ended September 30, 2021
	$	$
Cash used in operating activities	(12,067,635)	(6,618,012)
Cash used in investing activities	(246,106)	(1,657,227)
Cash provided by financing activities	24,867,895	10,025,788
Cash related to operating activities
During the current six months ended September 30, 2022, cash used in operating activities of $12,067,635 was primarily due to the net loss before tax of $22,644,705 and net changes in non-cash working capital of $1,744,245, partially offset by the expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on

behalf of the Company of $1,999,559, and non-cash items, including impairment of ROU assets and fixed assets of $5,887,401, depreciation and amortization of $2,083,462 and share-based payments of $2,370,709.
During the comparative six months ended September 30, 2021, cash used in operating activities of $6,618,012 was primarily due to the net loss of $19,869,339, partially offset by expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of the Company of $7,643,672, non-cash share-based payments of $2,948,480, and depreciation and amortization of $1,464,195.
Cash related to investing activities
During the current six months ended September 30, 2022, cash used in investing activities of $246,106 consisted primarily of acquisition of property, plant and equipment of $231,841.
During the comparative six months ended September 30, 2021, cash used in investing activities of $1,657,227 consisted primarily of purchase of the acquisition of property, plant and equipment for our Seattle, Fredericton, Houston and Santa Monica Clinics and the Toronto headquarters expansion of $1,157,565, acquisition of intangible assets of $171,004 relating to digital tools “Trip” and “Portal” and refundable security deposits paid for right-of-use assets of $328,658.
Cash related to financing activities
During the current six months ended September 30, 2022, cash provided by financing activities of $24,867,895 was primarily due to proceeds on issuance of common shares of $19,879,610, investment from Field Trip Psychedelics Inc. of $6,227,452 and advance from Reunion of $3,386,295, partly offset by the advance repayment to Reunion of $3,060,740 repayment of lease obligation of $989,599.
During the comparative six months ended 30 September 2021, cash provided by financing activities of $10,025,788 was primarily due to investment from Field Trip Psychedelics Inc. of $10,793,215 and CEBA loan proceeds of $20,000, partially offset by the repayment of lease obligation of $787,427.
See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Lease obligations
The Company’s clinical operations leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:
	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	$	$	$	$	$	$	$
Total	6,429,048	902,703	791,783	784,131	765,828	613,377	2,571,226
Reunion (a related party) has provided a guarantee of payment for amounts associated with 11 of the Company’s 18 leases in the event of non-payment by the Company.
The future lease payments for these non-cancellable lease contracts are detailed as per below:
	Within 1 year	1 to 5 years	After 5 years	Total
	$	$	$	$
Future lease payments	3,302,667	12,728,215	10,334,481	26,365,363

By operation of law, upon consummation of the Arrangement, Field Trip may remain liable to Reunion for certain amounts incurred by Reunion under the Guarantees.
OUTSTANDING SHARE DATA
The Company has an unlimited number of Common Shares for issuance.
Share Capital Issued and Fully Paid Up as at September 30, 2022
Class of Shares	Number of Shares issued	Amount
		$
Common Shares	89,884,085	44,353,800
	89,884,085	44,353,800

(i)
As part of the Arrangement, each Field Trip Health Ltd. Class A Share was exchanged for one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share, and the Field Trip Health Ltd. Class A Shares were cancelled. 50,055,011 Field Trip H&W shares were therefore distributed to Field Trip Health Ltd. shareholders on date of Arrangement.

(ii)
The amount of Reunion Neuroscience Inc’s net investment in the Company at the effective date was reclassified to share capital and deficit. The Company’s share capital amount was deducted from Reunion Neuroscience Inc ‘s net investment and the remaining $24,960,340 was recognized as deficit.

(iii)
The Company also issued 39,759,220 new shares for gross proceeds of $19,879,610 from the private placement and incurred transaction costs of $577,485 as part of the Arrangement.

(iv)
On September 27, 2022, Field Trip issued its quarterly instalment related to Jamaica Facility shares under the SPA, being a total of 43,613 shares.

(v)
During the six months ended September 30, 2022, 26,241 options were exercised for gross proceeds of $2,362.

Share Capital Reserved for Issuance
As at September 30, 2022
Common Share Stock Options	4,557,970
Compensation Warrants	889,811
Jamaica Facility Shares	305,292
5,753,073

Note 1:
889,811 shares have been reserved for issuance regarding Compensation Warrants issued by Field Trip Ltd.

Note 2:
Weighted average price related to the Company is $4.70 per share issued and the warrants have a remaining life of 0.42 years

Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between Field Trip and Darwin Inc. executed on June 3, 2020, Field Trip is committed to issue 1,200,000 fully paid-up Field Trip Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. will manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility and manage government relations. On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W, adjusted to reflect the Arrangement by dividing the number of shares by 0.859833560 (see Note 1 Nature of Operations — The Arrangement). As of the date of the assignment, Field Trip H&W has 348,905 adjusted Jamaica Facility Shares still outstanding to be issued.

The 348,905 Field Trip H&W Common Shares will be issued on a prorated basis quarterly, commencing on the first calendar quarter of the date of the assignment and ending in June 2024. Field Trip H&W issued one quarterly installment, being a total of 43,613 shares. As at September 30, 2022 Field Trip has 305,292 adjusted Jamaica Facility Shares still outstanding to be issued.
RELATED PARTY TRANSACTIONS
The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at September 30, 2022 includes 12 executive officers of the corporation. Key management personnel compensation for the three months ended September 30, 2022 and 2021 was comprised of:
	3 months ended September 30, 2022	3 months ended September 30, 2021	6 months ended September 30, 2022	6 months ended September 30, 2021
	$	$	$	$
Salaries	937,860	721,680	1,809,983	1,061,780
Share-based compensation	235,031	422,383	384,324	718,405
	1,172,891	1,144,063	2,194,307	1,780,185
Due to Related Party
In connection with the Arrangement, Field Trip H&W and Reunion entered into a Shared Services Agreement. Under the agreement, both parties have agreed to a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of FTHW, including information technology (IT) infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff. During the three months ended September 30, 2022, the Company provided services amounting to $15,995 which is owed from Reunion related to the above Shared Services Agreement recorded within general and administration.
In addition to the Shared Services Agreement, Reunion paid amounts to third parties on behalf of FTHW or advanced cash to FTHW. FTHW owed an amount of $3,386,295 to Reunion, of which $421,240 relates to the cash balances in the PCs, $2,879,543 relates to external services incurred for the Spinout transaction and $85,512 relates to other payments. An amount of $3,060,740 was repaid on September 27, 2022. These advances are payable on demand and non-interest bearing.
As at September 30, 2022, the amount due to Reunion Neuroscience Ltd. totaled $315,214 (March 31, 2022 — nil).
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended September 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited combined carve-out financial statements.
There have been no material changes in any of the critical accounting policies and estimates during the current fiscal quarter.
ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Cash and cash equivalents, funds held in trust, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at September 30, 2022, the Company had $13,223,602 of cash and cash equivalents.
RISKS AND UNCERTAINTIES
Field Trip’s AIF dated March 31, 2022 sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties set out in the AIF, which are incorporated in this MD&A by reference, are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the AIF for details).